UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 12)*

AVALON HOLDINGS CORPORATION

(Name of Issuer)

AVALON HOLDINGS CORPORATION CLASS A COMMON STOCK

(Title of Class of Securities)

05343P109

(CUSIP Number)

ANIL CHOUDARY NALLURI, MD, INC PERSONAL, PENSION, AND IRA & PARVATI NALLURI

5500 Market St. Ste. 128

Youngstown, Ohio 44512

(330) 783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Check the following box if a fee is being paid with the statement ☒. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05343P109	PAGE 2 OF 2 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person ANIL CHOUDARY NALLURI, MD, INC PERSONAL, PENSION AND IRA & PARVATI NALLURI 34-1299073
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization OHIO, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 100% 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,118
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 13.98034%
14.	Type of Reporting Person* IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Date Bought	Quantity	Price	Net Amount
3/5/2010	1025	3.25	3331.25
3/5/2010	825	3.24	2683
3/15/2010	1000	3.66	3665
3/15/2010	3800	3.69	14027
3/16/2010	500	3.75	1880
3/17/2010	300	3.8	1145
3/17/2010	700	3.7992	2664.44
3/18/2010	1900	3.7	7035
3/19/2010	600	3.3	1985
3/19/2010	400	3.33	1332
3/19/2010	800	3.32	2661
7/2/2010	200	2.81	567
7/2/2010	1500	2.61	3915
7/2/2010	1500	2.48	3730
7/2/2010	2700	2.5	6755
7/6/2010	100	2.49	254
7/6/2010	1100	2.5	2750
7/6/2010	1500	2.6	3910
7/6/2010	2000	2.6	5210
7/14/2010	47	2.5748	121.02
7/14/2010	100	2.59	269
7/14/2010	553	2.58	1431.74
7/14/2010	600	2.5748	1549.88
7/14/2010	1900	2.6	4940
7/16/2010	422	2.6	1107.2
7/19/2010	1000	2.62	2630
7/20/2010	237	2.6949	638.69
7/20/2010	263	2.7	715.1
7/20/2010	1500	2.7	4060
7/22/2010	2000	2.7199	5449.8
7/23/2010	2000	2.7	5410
7/26/2010	380	2.65	1017
7/26/2010	1400	2.66	3724
7/29/2010	600	2.71	1636